Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Quarterly Report on Form 10-Q of S&W Seed Company (the "Company") for the quarter ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Matthew K. Szot, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, that to my knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 13, 2013   /s/ Matthew K. Szot

                                            Matthew K. Szot
                                            Senior Vice President and Chief Financial Officer
                                            (Principal Financial Officer)